June 6, 2025

Jacob D. Cohen
Chief Executive Officer
Mangoceuticals, Inc.
15110 N. Dallas Parkway, Suite 600
Dallas, Texas 75248

       Re: Mangoceuticals, Inc.
           Registration Statement on Form S-1
           Filed May 30, 2025
           File No. 333-287689
Dear Jacob D. Cohen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at 202-551-2545 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Steven Lipstein